Waldencast plc Announces Binding Letter of Intent to Acquire 60% of its Southeast Asia Distributor

Acquisition to Accelerate Strategic Growth in a Key Skincare Market

Company Moves Fourth Quarter Fiscal 2022 Earnings Call to April 26, 2023

March 13, 2023 – NEW YORK, NY – – Waldencast plc, (NASDAQ: WALD) (“Waldencast”), a global multi-brand beauty and wellness platform, announced today that it signed a binding letter of intent to acquire a 60% controlling interest in a newly formed entity to be comprised of the business of its Southeast Asia (SEA) distributor. The letter of intent is binding upon the SEA distributor, but Waldencast’s obligations are subject to the satisfaction of certain conditions. Assuming the satisfactory completion of its due diligence and negotiation of definitive agreements, Waldencast expects to close the transaction in the coming weeks.

This transaction will further accelerate Waldencast’s growth in a key strategic region for the Company. The skincare market in Southeast Asia is approximately $11 billion1 and growing rapidly. The Obagi brand has achieved critical mass in this market, with widespread support from the dermatological community, and is poised for even faster growth with the benefit of Waldencast’s majority ownership and investment resources.

There can be no assurance that a definitive agreement with the SEA distributor will be executed or that the contemplated transaction or any other similar transaction will be approved or consummated. Waldencast does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

As a result of the contemplated acquisition, the Company has changed the date and time of its previously announced earnings release and conference call. The Company will now hold its fourth quarter and fiscal year 2022 earnings release and conference call on April 26, 2023 versus March 15, 2023. This change allows the Company to evaluate whether any adjustment may be needed to fiscal year 2022 financials to reflect the expected acquisition of its SEA distributor and to provide investors a perspective on the business that will give effect to this transaction.

Michel Brousset, Founder and Chief Executive officer, stated: “We are pleased to have reached an agreement to further deepen our presence in a rapidly growing market in partnership with our long-standing distributor in the region. If concluded, this acquisition will represent an exciting and transformative next step for Waldencast as we continue to build our beauty and wellness platform.”

1 Source: Sales value of skin care in Southeast Asia* (USD Million) in 2023, Euromonitor, KPMG Analysis
*Note: Southeast Asia countries include 9 countries, namely Cambodia, Indonesia, Laos, Maláyia, Myanmar, Philippines, Singapore, Thailand and Vietnam.

Fourth quarter fiscal 2022 earnings conference call

The Company will report fourth quarter fiscal 2022 earnings results on April 26, 2023. The Company will hold a conference call to discuss its results on the same day at 8:30am ET. The Fourth quarter fiscal 2022 earnings press release will be issued prior to the start of the call.

Investors and analysts interested in participating in the conference call are invited to dial (833) 630-1956 or (412) 317-1837 for a toll-free number. The conference call will be webcast live and can be accessed at https://ir.waldencast.com/. A replay of the webcast will remain available on the website for 90 days.

About Waldencast plc

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth, purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, brands will benefit from the operational scale of a multi-brand platform, expertise in managing global beauty brands at scale, a balanced portfolio to mitigate category fluctuations, asset-light efficiency and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding Waldencast’s ability to enter into a definitive agreement or consummate a transaction with the SEA distributor; the expected timing of the transaction with the SEA distributor; the expected timing of the release of Waldencast’s fourth quarter fiscal 2022 earnings results; and any assumptions underlying any of the foregoing. Words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," and "will" and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the inability to recognize the anticipated benefits of the transactions with Obagi Skincare, Milk Makeup and the SEA distributor; (ii) changes in general economic conditions, including as a result of continuing inflationary pressure and the COVID-19 pandemic, (iii) the ability to continue to meet Nasdaq's listing standards; (iv) volatility of Waldencast's securities due to a variety of factors, including Waldencast's inability to implement its business plans or meet or exceed its financial projections and changes; (v) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; and (vi) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences.

These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our Registration Statement on Form F-1 (File No. 333-267053), originally filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2022 and as thereafter amended, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The degree to which global economic conditions and/or COVID-19 may adversely affect Waldencast’s results and operations, including its ability to achieve its outlook and guidance for Fiscal 2023, will depend on numerous evolving factors and future developments, which are highly uncertain, including, but not limited to, federal, state and local governmental policies and interest rate adjustments by the Federal Reserve, the ongoing conflict in Ukraine, and initiatives designed to reduce the transmission of COVID-19 and emerging new variants and how quickly and to what extent normal economic and operating conditions can resume. As a result, the impact on Waldencast’s financial and operating results cannot be reasonably estimated with specificity at this time, but the impact could be material Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise. Waldencast gives no assurance that the combined company will achieve its expectations.

Contacts:

Investors
ICR
Allison Malkin
waldencastir@icrinc.com

Media
ICR
Brittany Fraser
Waldencast@icrinc.com